For the period ended November 10, 2000.
File number:  811-05055
Prudential Balanced Fund


                  SUB-ITEM 77D
  Policies With Respect to Security Investment

          Supplement Dated May 5, 2000
        Prospectus Dated October 4, 1999

     The Board of Trustees of Prudential Balanced
Fund (the Fund) has recently approved a proposal to exchange the assets and liabilities of the Fund for shares of Prudential Active Balanced
Fund, a series of The Prudential Investment
Portfolios, Inc.  Class A, Class B, Class C and
Class Z shares of the Fund would be exchanged at net asset value for respective Class A, Class B, Class C and Class Z shares of equivalent value of Prudential Active Balanced Fund.

     The transfer is subject to approval by the shareholders of the Fund. The shareholders' meeting is scheduled to occur in September 2000.
It is anticipated that a proxy
statement/prospectus relating to the transaction will be mailed to the Fund's shareholders in July
2000.

     Under the terms of the proposal,
shareholders of the Fund would become
shareholders of Prudential Active Balanced Fund.
No sales charges would be imposed on the proposed transfer. The Fund anticipates obtaining an opinion of its counsel that the transaction will not result in gain or loss to shareholders of the Fund for federal income tax purposes.

     Effective  immediately,  the  Fund  will  no
longer accept orders to purchase or exchange into
its   shares  of  any  class,  except   for   (1)
Retirement Programs, PruArray Association Benefit
Plans  and  PruArray Savings  Programs  that  are
currently shareholders, and successor or  related
programs  and  plans,  (2)  investors  who   have
executed a Letter of Intent prior to May 5, 2000,
(3)  shareholders  who have elected  to  reinvest
dividends  and/or distributions and  (4)  current
shareholders    participating    in     automatic
investment plans.  The current exchange privilege
of  obtaining  shares of other Prudential  Mutual
Funds and the current redemption rights remain in
effect.    The  current  exchange  privilege   of
obtaining shares of other Prudential Mutual Funds and the current redemption rights will remain in effect until the transaction is consummated.

     The investment objective of Prudential
Active Balanced Fund is to seek income and long-term growth of capital by investing in a portfolio of equity, fixed-income and money market securities which is actively managed to capitalize on opportunities created by perceived misvaluation.

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